SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

August 30, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

August 30th, 2019

Company: LINE Corporation

Representative: Takeshi Idezawa, CEO

Stock Code: 3938 (First section of the Tokyo Stock Exchange)

Notice regarding Merger (Simplified Merger and Short-Form Merger) of Subsidiary

LINE Corporation (hereinafter “the Company”) announced that the Company has decided at the board of directors meeting held today to merge its consolidated subsidiary LINE Part Time Job, Ltd. (hereinafter “LINE Part Time Job”) into the Company effective as of November 25, 2019 (planned) as outlined below.

Since this merger is a simplified absorption-type merger of a wholly-owned subsidiary, the disclosure of certain items and details have been omitted.

1. Purpose of the Merger

LINE Part Time Job operates the “LINE Baito” service that provides part-time job listings on the web and through an application. The company decided the merger to increase operational efficiencies and further improve the LINE Baito service.

2. Summary of the Merger

(1) Merger Schedule

Merger resolution by the Board of Directors	August 30, 2019
Merger contract date	September 1, 2019
Expected merger date (effective date)	November 25, 2019 (planned)

Note:

According to the simplified merger rules in Article 796 Clause 2 of the Company Law and the short-form merger rules in Article 784 Clause 1 of the Company Law, both companies will proceed with the merger without receiving approval at the general shareholders’ meeting.

(2) Method of the Merger

The Company shall be the surviving company under the absorption-type merger and LINE Part Time Job shall be dissolved.

(3) Allotment of Shares Related to the Merger

Since this will be a merger of a wholly-owned subsidiary, there will be no issuance of new shares, no increase in shareholders’ equity, and no payment for the merger.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.

(4) Treatment of s Stock Option Rights and Bonds with Stock Option Rights of the Dissolved Company

LINE Part Time Job has not issued any stock options or any bonds with stock options.

3. Overview of companies in merger (as of June 30, 2019)

	Company surviving under the absorption-type merger	Company absorbed in the absorption-type merger

(1) Name	LINE Corporation	LINE Part Time Job, Ltd.

(2) Location	4-1-6 Shinjuku, Shinjuku-ku, Tokyo	4-1-6 Shinjuku, Shinjuku-ku, Tokyo

(3) Name and title of representative	Takeshi Idezawa, Representative Director and CEO	Tatsuya Uedo, Representative Director and CEO

(4) Business	Operation of its Core Business (including advertising services, sticker sales, and game services) and Strategic Business (including Fintech, AI, and commerce-related services), both of which operate on the foundation provided by LINE mobile messaging app.	Business: Provision of part-time job listings, announcements, and related information on the web and through the application.

(5) Capital	96,488 million yen	300 million yen

(6) Date of establishment	September 4, 2000	February 2, 2015

(7) Total number of issued shares	240,883,642 shares	12,000 shares

(8) Fiscal year end	December 31	December 31

(9) Principal shareholders and ownership percentage	NAVER CORPORATION 72.64% MOXLEY & CO LLC 3.64% JAPAN TRUSTEE SERVICES BANK, LTD 2.11%	LINE Corporation: 100% (as of August 30, 2019)

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.

(10) Operating results and financial position of company for the latest fiscal year

Fiscal year	LINE Corporation (Consolidated, IFRS)
Year ended December 2018
Equity attributable to shareholders of the Company (in millions of yen)	198,916
Total assets (in millions of yen)	486,587
Equity attributable to shareholder of the Company per share (yen)	833.87
Revenues (in millions of yen)	207,182
Operating profit (in millions of yen)	16,110
Profit before tax from continuing operations (in millions of yen)	3,354
Loss for the year attributable to the shareholders of the Company (in millions of yen)	(3,718)
Basic loss per share (yen)	(15.62)

Fiscal year	LINE Part Time Job, Ltd. (Non-consolidated, J-GAAP)
Year ended December 2018
Net assets (in thousands of yen)	805,028
Total assets (in thousands of yen)	1,612,943
Net assets per share (yen)	67,085.68
Sales (in thousands of yen)	5,777,579
Operating income (in thousands of yen)	1
Ordinary income (in thousands of yen)	534
Net loss (in thousands of yen)	(3,770)
Net loss per share (yen)	(314.21)

4. Post-merger details

Following this merger, there will be no changes to the business name, head office, title and name of the representative, main business, shareholders equity, and fiscal year end of the Company.

5. Impact on business results

Since this is a merger between the Company and its wholly-owned subsidiary, the impact on the Company’s consolidated financial performance is limited.

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This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.